Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896


        On May 15, 2000, NiSource issued a letter from Gary L. Neale, Chairman, President and Chief Executive Officer of NiSource, to the NiSource shareholders. The text of the letter is set forth below.

                   Text of Letter to NiSource Shareholders
                                May 15, 2000

   Dear Fellow Shareholder:

   NiSource's 2000 annual meeting of shareholders is rapidly approaching and we wanted to remind you to send in your proxy vote. With only a few days to go before the June 1 meeting, you can also vote either by telephone or over the Internet. Simply follow the instructions on the enclosed proxy card. We want your vote to count.

   You may recall that you are being asked to vote at the meeting, among other things, "for" a merger agreement that provides for the formation of a new holding company in our acquisition of Columbia Energy Group and for the change of the name of the new holding company to NiSource Inc. This preferred form of merger has a number of important advantages for NiSource and its present shareholders.

        * ADDITIONAL EQUITY. Since the preferred form of merger allows up to 30% of the outstanding Columbia Energy Group shares to be exchanged tax-free for NiSource shares, we will receive a significant equity investment which will help balance our capital structure as we absorb the new debt needed to fund the cash portion of the merger consideration. As a result no new equity will have to be issued to cover the transaction.

        * LOWER COST OF EQUITY. Issuing new NiSource equity in the merger avoids the fees and other expenses required for a separate issuance of common stock.

        * FEWER SAILS. Under the preferred form of merger Columbia shareholders not receiving stock will receive $70 in cash and $2.60 stated amount of SAILS rather than $70 in cash and $3.02 stated amount of SAILS.

   IF YOU HAVE NOT YET VOTED, WE URGE YOU TO DO SO NOW. Your vote is important because we will need "for" votes from over one-half of the outstanding common shares of stock to approve the merger. Keep in mind that to vote in favor of the proposal you must actually cast a "for" vote. IF YOU ABSTAIN OR TAKE NO ACTION AT ALL, IT WILL IN EFFECT COUNT AS A VOTE AGAINST THE MERGER PROPOSAL. Note that if you hold your shares in street name, you must direct your broker on how to vote your shares on this important proposal.

   Our joint proxy statement/prospectus, which was sent to you last month, contains all of the details about this proposed merger. You should read it carefully because it contains important information. For a copy, visit our web site at WWW.NISOURCE.COM, or the SEC's web site WWW.SEC.GOV, or contact us at (800) 348-6466 for more information. Thank you for your continued support.

                                      Sincerely,

                                      /s/ Gary L. Neale